19 5/3 Rec'c 2/28/06

06008474

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2006 BRANCH OF REGISTRATIONS AND 10 EXAMINATIONS

AB 4/27

:HANGE COMMISSION
, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

35158

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Clearing, LLC

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10750 Wheat First Drive, 4th Floor
(No. and Street)

Glen Allen (City) VA (State) 23060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey K. Harpel (804)398-6369
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

1021 East Cary Street (ADDRESS) Number and Street | Richmond City | VA State | 23219 Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VA 5/12/06

OATH OR AFFIRMATION

I, Jeffrey K. Harpel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Clearing, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Securities accounts of Principal Officers and Directors that are classified as customer accounts (debits $2,596,477, credits $2,553)

Name Jeffrey K. Harpel
Title Chief Financial Officer

Notary Public 6/30/08

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

FIRST CLEARING, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

Board of Directors
First Clearing, LLC:

We have audited the accompanying statement of financial condition of First Clearing, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Clearing, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2006

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2005

(In thousands)

Assets		
Cash and cash equivalents	$	491,748
Cash segregated under federal and other regulations		55,000
Receivable from brokers, dealers and clearing organizations		2,854,923
Receivable from customers		6,211,390
Receivable from fully-disclosed clearing firms		50,831
Securities owned, at fair value		16,119
Receivable from affiliates		14,011
Other assets		225,807
Total assets	$	9,919,829
Liabilities and Member's Equity		
Short-term borrowings	$	503,860
Payable to brokers, dealers and clearing organizations		4,279,850
Payable to customers		3,298,287
Payable to fully-disclosed clearing firms		258,421
Securities sold, not yet purchased, at fair value		199
Payable to affiliates		173,403
Accrued expenses and other liabilities		186,153
Total liabilities		8,700,173
Member's equity		1,219,656
Total liabilities and member's equity	$	9,919,829

See accompanying notes to statement of financial condition.

FIRST CLEARING, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2005

(Dollars in thousands, except where noted)

1) Organization and Basis of Presentation

First Clearing, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a majority-owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (WSLLC), the Company, and Wachovia Securities Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. (NYSE), and the National Association of Securities Dealers, Inc. The Company's primary activities are those of a clearing broker-dealer for WSLLC and FINET, and for unaffiliated correspondent broker-dealers. WSLLC and FINET introduce on a fully-disclosed basis substantially all of their customer transactions to the Company with whom it has correspondent relationships for clearance and depository services established in accordance with the terms and conditions of their respective clearance agreements.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Securities Transactions

Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis.

Securities and commodities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financing transactions and are recorded in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(Dollars in thousands, except where noted)

Fair Value

Cash and cash equivalents, securities owned, and securities sold, not yet purchased are carried at fair value.

Receivable from brokers, dealers, and clearing organizations, receivable from customers, receivable from fully-disclosed clearing firms, receivable from affiliates, short-term borrowings, payable to brokers, dealers and clearing organizations, payable to customers, payable to fully-disclosed clearing firms, and payable to affiliates are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The Company's taxable income primarily becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

(3) Cash Segregated Under Federal and Other Regulations

At December 31, 2005, the Company was not required to segregate cash or securities in a special reserve bank account for the benefit of customers under SEC rule 15c3-3 (the Customer Protection Rule).

The Company performs the computation for assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection Rule, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule)). Based on that computation as of December 31, 2005, the Company had a deposit requirement of $169,939 and $55,000 on deposit in its special reserve account for the exclusive benefit of PAIB. On January 4, 2006, the Company deposited an additional $128,000 into the special reserve account for the exclusive benefit of PAIB.

(4) Collateral

The Company accepts securities as collateral for securities borrowed agreements and for credit extended to customers which it is permitted to repledge or sell. At December 31, 2005, the fair value of this collateral approximated $9,662,000, of which approximately $5,030,000 had been repledged by the Company. The collateral is received primarily from other broker-dealers and customers and is

(Dollars in thousands, except where noted)

used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2005:

Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	137,967
Deposits paid for securities borrowed		2,672,483
Other		44,473
	$	2,854,923
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	155,252
Deposits received for securities loaned		4,071,056
Other		53,542
	$	4,279,850

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with normal cash and margin transactions. At December 31, 2005, receivable from customers consists primarily of margin loans to customers of $4,876,565, and payable to customers includes $2,323,695 of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. At December 31, 2005, receivable from customers is reported net of the allowance for doubtful accounts of $15,357.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased consist of the following, at fair value:

		Securities owned		Securities sold, not yet purchased
U.S. government and agency obligations	$	13,847	$	44
State and municipal government obligations		662		12
Corporate obligations		754		129
Equity securities		856		14
Total	$	16,119	$	199

(Dollars in thousands, except where noted)

U.S. government obligations with a fair value of approximately $13,734 at December 31, 2005 have been pledged as collateral for deposits with clearing organizations.

(8) Short-Term Borrowings

Short-term borrowings consist of the following at December 31, 2005:

		Amount outstanding
Drafts payable	$	328,860
Unsecured loans from financial institutions		175,000
Total	$	503,860

Drafts payable consist of non-interest bearing outstanding bank drafts. The amount of overdrafts due to related parties was $154,252 at December 31, 2005.

At December 31, 2005, the Company had available $2,495,000 in uncommitted unsecured lines of credit with various unaffiliated financial institutions and $1,000,000 in uncommitted secured lines of credit with Wachovia Bank, N.A.

The entire line of credit from Wachovia Bank, N.A. and $1,395,000 of the lines of credit from unaffiliated financial institutions are also available to WSLLC. At December 31, 2005, the Company had no balance outstanding on lines of credit with Wachovia Bank, N.A. and had $175,000 balance outstanding on the unaffiliated lines of credit. WSLCC had no balance outstanding on the above lines of credit.

Of the lines of credit from unaffiliated financial institutions, $425,000 are also available to WSFH. At December 31, 2005, the Company had no balance outstanding and WFSH had a balance outstanding of $1,000 on these lines of credit.

Unsecured loans generally bear interest at a rate that varies with the federal funds rate and are payable on demand. Interest rates on these loans ranged from 2.17% to 4.58% during the year.

(9) Subordinated Borrowings

The Company has a $250,000 subordinated revolving line of credit with Wachovia. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. Borrowings under this subordinated line are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no borrowings on this line of credit during 2005.

(10) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital,

(Dollars in thousands, except where noted)

as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of $1,086,867 which was 16.45% of aggregate debit balances and $756,430 in excess of required net capital.

(11) Retirement Plans

Substantially all employees with one year of service are eligible for participation in the matched savings plan of Wachovia. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place at December 31, 2005.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and their beneficiaries and dependents. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

(12) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations and administrative support services from Wachovia.

The Company has other agreements with Wachovia and its affiliates for directly billed general and administration services.

The Company contracts consultants and temporary employees through an agency that is a subsidiary of Wachovia.

Clearing Services

The Company provides retail clearing services for its affiliates, WSLLC and FINET. The Company collects revenues from customers on behalf of WSLLC and FINET from which it deducts its retail clearing service fees. At December 31, 2005, the Company owed $41,600 to WSLLC and $26,987 to FINET which are included in payable to fully-disclosed clearing firms in the Statement of Financial Condition.

Money Market Fees

The Company earned fees from Prudential for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has an arrangement with Evergreen Investment Management Co. (Evergreen), an affiliated mutual fund company, in which it receives compensation for servicing customers invested in Evergreen money market funds. Included in other assets is $6,680 which represents a receivable from Evergreen related to settlement of overnight deposit balances.

(Dollars in thousands, except where noted)

The Company has an arrangement with Wachovia Bank, N.A. under which it offers a bank deposit product to which customers may elect to have their available cash balances swept into overnight deposit accounts.

At December 31, 2005, the Company had net payable to Wachovia and its affiliates of approximately $169,392 related to these agreements.

Other

The Company has a promissory note receivable from Everen Capital Corporation, a subsidiary of Wachovia, for $10,000 which is included in receivable from affiliates in the Statement of Financial Condition. The note is due on April 30, 2008 and carries an interest rate of 5% that is payable monthly.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Dividends

Pursuant to the Retail Brokerage Formation Agreement (the Agreement) by and between Wachovia and Prudential (the Members), WSFH, the Company's parent, is obligated to distribute to the Members 70% of its consolidated net earnings each quarter, determined in accordance with accounting principles generally accepted in the United States of America, before deduction for any expense related to the amortization of intangible assets (Distributable Cash). During the third quarter of 2005, the amount of Distributable Cash retained by WSFH exceeded $263 million, and the Members elected to receive additional 30% distributions as defined in the Agreement.

The Company's earnings constitute a material portion of Distributable Cash. The Company did not declare or pay a dividend to WSFH in 2005.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, the NYSE, and various other regulatory agencies, exchanges and clearing organizations.

(14) Financial Instruments

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving

the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(15) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's Statement of Financial Condition. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the

(Dollars in thousands, except where noted)

maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2005, related to these indemnifications.